Exhibit 99.1

TSX: AUQ / NYSE: AUQ PRESS RELEASE

AuRico Gold Declares Quarterly Dividend

(All amounts are in U.S. dollars unless otherwise indicated)

Toronto: September 17, 2013: AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), (“AuRico” or the “Company”) today announced that its Board of Directors has declared the Company’s dividend payment of $0.04 per share for the third quarter ending September 30, 2013, payable on October 29, 2013 to shareholders of record at the close of business on October 11, 2013.

AuRico Dividend Policy

As previously announced on February 21, 2013, AuRico's Board of Directors approved a dividend policy as described below:

In 2013, the Company intends to pay an annual dividend of $0.16 per common share (payable quarterly); and

In subsequent years, the quarterly dividend will be linked to operating cash flow(1) (“OCF”), whereby the Company intends to pay out 20% of the OCF generated in the preceding quarter divided by the Company’s outstanding common shares at the time the dividend is approved.

(1) As reported in the Company’s financial statements.

Dividend Reinvestment Plan

As previously announced on June 11, 2013, AuRico’s Board of Directors approved the introduction of a dividend reinvestment plan. Eligible shareholders may elect to participate in the dividend reinvestment plan. Participation in the dividend reinvestment plan is optional.

For further information on the Company’s dividend reinvestment plan please visit www.auricogold.com/DRIP.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have significant production growth and exploration potential. The Company is focused on its core operations including the Young-Davidson gold mine in northern Ontario, and the El Chanate mine in Sonora State, Mexico. AuRico’s project pipeline also includes advanced development opportunities in Mexico and Canada. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at www.auricogold.com or contact:

Scott Perry	Anne Day
President & Chief Executive Officer	Vice President, Investor Relations & Communications
AuRico Gold Inc.	AuRico Gold Inc.
1-647-260-8880	1-647-260-8880

Cautionary Statement

This press release contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws. All statements, other than statements of historical fact, are forward-looking statements. The words "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements. Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans, projected cash flows or capital expenditures, cost estimates, projected exploration results, reserve and resource estimates and other statements that express management’s expectations or estimates of future performance.

TSX: AUQ / NYSE: AUQ

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include: uncertainty of production and cost estimates; fluctuations in the price of gold and foreign exchange rates; the uncertainty of replacing depleted reserves; the risk that the Young-Davidson and El Chanate mine may not perform as planned; the risk that projects will not be developed accordingly to established budgets or timelines; changes in laws or regulations in Canada, Mexico and other jurisdictions in which the Company may carry on business; risks of obtaining necessary licenses, permits, authorizations or approvals for operations or projects such as Kemess; contests over title to properties; the speculative nature of mineral exploration and development; risks related to aboriginal title claims; compliance risks with respect to current and future environmental regulations; disruptions affecting operations; opportunities that may be pursued by the Company; employee relations; availability and costs of mining inputs and labor; the ability to secure capital to execute business plans; volatility of the Company’s share price; any decision to declare dividends; the implementation and continued availability of the dividend reinvestment plan; the effect of future financings; litigation; risk of loss due to sabotage and civil disturbances; the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; risks arising from the absence of hedging; adequacy of internal control over financial reporting; changes in our credit rating; and the impact of inflation. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained herein. Such statements are based on a number of assumptions which may prove to be incorrect, including assumptions about: business and economic conditions; commodity prices and the price of key inputs such as labour, fuel and electricity; credit market conditions and conditions in financial markets generally; revenue and cash flow estimates, production levels, development schedules and the associated costs; our ability to procure equipment and supplies in sufficient quantities and on a timely basis; the timing of the receipt of permits and other approvals for our projects and operations; our ability to attract and retain skilled employees and contractors for our operations; the accuracy of our reserve and resource estimates; the impact of changes in currency exchange rates on our costs and results; interest rates; taxation; and our ongoing relations with our employees and business partners. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

###